SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS
                 THERETO FILED PURSUANT TO RULE 13d-2(b)
                            (AMENDMENT NO. 5)



                       STATEN ISLAND BANCORP, INC.
_____________________________________________________________________________
                             (Name of Issuer)




                  Common Stock, Par Value $.01 Per Share
_____________________________________________________________________________
                      (Title of Class of Securities)




                               857550 10 7
_____________________________________________________________________________
                              (CUSIP Number)




                            December 31, 2001
_____________________________________________________________________________
         (Date of Event Which Requires Filing of this Statement)






     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               /X/  Rule 13d-1(b)
               / /  Rule 13d-1(c)
               / /  Rule 13d-1(d)


                             Page 1 of 6 Pages

CUSIP NO. 857550 10 7                                       Page 2 of 6 Pages
------------------------------------------------------------------------------

1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Staten Island Bancorp, Inc. Employee Stock Ownership Plan Trust
------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  / /
                                                          (b)  / /
------------------------------------------------------------------------------
3.    SEC USE ONLY

------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
------------------------------------------------------------------------------
              - 5.    SOLE VOTING POWER
              -
              -       - -
  NUMBER OF   ----------------------------------------------------------------
   SHARES     - 6.    SHARED VOTING POWER
BENEFICIALLY  -
OWNED BY EACH -       5,035,890
 REPORTING    -
PERSON WITH   ----------------------------------------------------------------
              - 7.    SOLE DISPOSITIVE POWER
              -
              -       - -
              -
              ----------------------------------------------------------------
              - 8.    SHARED DISPOSITIVE POWER
              -
              -       6,747,380
              -
------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,747,380
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                    / /
------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      10.8%
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      EP
------------------------------------------------------------------------------

CUSIP NO. 857550 10 7                                       Page 3 of 6 Pages
----------------------                                      -----------------

Item 1(a) Name of Issuer:

          Staten Island Bancorp, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          15 Beach Street
          Staten Island, NY  10304

Item 2(a) Name of Person Filing:

          Staten Island Bancorp, Inc. Employee Stock Ownership Plan Trust, SI Bank & Trust, Trustee

Item 2(b) Address of Principal Business Office or, if None, Residence:

          Staten Island Bancorp, Inc.
          15 Beach Street
          Staten Island, NY  10304

Item 2(c) Citizenship:

          New York

Item 2(d) Title of Class of Securities:

          Common Stock, par value $.01 per share

Item 2(e) CUSIP Number:

          857550 10 7

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

          (f) /X/ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP NO. 857550 10 7                                       Page 4 of 6 Pages
----------------------                                      -----------------

Item 4.   Ownership.

          (a) Amount beneficially owned:

              6,747,380

          (b) Percent of class: 10.8%

          (c) Number of shares as to which such person has:

          (i)      Sole power to vote or to direct the vote      0
                                                            --------------
          (ii)     Shared power to vote or to direct the vote   5,035,890 (1)
                                                             -------------
          (iii)    Sole power to dispose or to direct the disposition of  0
                                                                        -----
          (iv)     Shared power to dispose or to direct the disposition of
                   6,747,380
                   ---------

     The reporting person is an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA")
     with individual accounts for the accrued benefits of participating employees and their beneficiaries. The reporting person is administered by an ESOP Committee ("ESOP Committee") and its assets are held in trust by a trustee ("Plan Trustee"). The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held by SI Bank & Trust, as Plan Trustee, as of December
     31, 2001. As of December 31, 2001, 1,711,490 shares of Common Stock were allocated to individual accounts established for participating employees and their beneficiaries, and 5,035,890 shares were held, unallocated, for allocation in future years. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts.  Such allocated shares are, therefore, not included as shares over which the reporting person has sole or shared voting power. The reporting person, through the Plan Trustee, has shared voting power over unallocated Common Stock.  Any unallocated
     Common Stock is generally required to be voted by the Plan Trustee in the same proportion as Common Stock which has been allocated to Participants is directed to be voted. The reporting person, through the Plan Trustee, shares dispositive power over all unallocated Common Stock held by the reporting person. The reporting person, acting through the Plan Trustee, shares dispositive power over allocated
     Common Stock with participating employees and their beneficiaries, who have the right to determine whether Common Stock allocated to their respective accounts will be tendered in response to a tender offer but otherwise has no
__________________________
(1) This number reflects the unallocated shares held in the ESOP. All allocated ESOP shares have pass-through voting. In the event that a participant does not direct his/her vote, those shares would not be voted, unless the Trustee determines that compliance with applicable law, compliance with its fiduciary duties or compliance with the Plan Sponsor's Voting Policy requires the Trustee to vote such shares.

CUSIP NO. 857550 10 7                                       Page 5 of 6 Pages
----------------------                                      -----------------


     dispositive power. Any unallocated Common Stock is generally required to be tendered by the Plan Trustee in a tender offer in the same proportion as Common Stock which has been allocated to Participants is directed to be tendered. In limited circumstances, ERISA may confer upon the Plan Trustee the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights. The reporting person disclaims voting power with respect to such allocated Common Stock.


Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable since the reporting entity owns more than 5% of the class.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Plan Administrator, either (i) credited to the respective individual accounts, or (ii) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable since the reporting entity is not a member of a group.

Item 9.   Notice of Dissolution of Group.

          Not applicable since the reporting entity is not a member of a group.

CUSIP NO. 857550 10 7                                       Page 6 of 6 Pages
----------------------                                      -----------------

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    This report is not an admission that SI Bank & Trust is the beneficial owner of any securities covered by this report, and SI Bank & Trust expressly disclaims beneficial ownership of all shares reported herein pursuant to Rule 13d-4.

                             STATEN ISLAND BANCORP, INC.
                             EMPLOYEE STOCK OWNERSHIP PLAN TRUST


                        By:  SI BANK & TRUST, TRUSTEE




February 13, 2002       By:   /s/ Catherine M. Paulo
                             ----------------------------------------
                             Catherine M. Paulo, First Vice President